Exhibit 11

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

May 6, 2022

Board of Directors

Cloudastructure, Inc.

We hereby consent to the inclusion in the Offering Circular (or other associated documents) filed under Regulation A Tier 2 on Forms 1-A, 1-A POS or 1-K (or any amendments thereto ) of our report dated March 31, 2022, with respect to the balance sheets of Cloudastructure, Inc. as of December 31, 2021 and 2020 and the related statements of operations, shareholders’ equity/deficit and cash flows for the calendar years ended December 31, 2021 and 2020 and the related notes to the financial statements.

               /s/ IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado